Exhibit 3.1

AMENDMENT NO. 2

TO

SECOND AMENDED AND RESTATED BY-LAWS

OF

FAMOUS DAVE’S OF AMERICA, INC.

Pursuant to resolutions adopted by an authorized special independent committee of the Corporation’s Board of Directors and approved by the Corporation’s shareholders at a special shareholders meeting held November 16, 2015, the Second Amended and Restated By-laws, as amended (the “By-laws”) of Famous Dave’s of America, Inc. (the “Corporation”), are hereby amended to add the following Article 10:

ARTICLE 10

CONTROL SHARE ACQUISITION ACT INAPPLICABLE

Neither Section 302A.449, Subd. 7 nor Section 302A.671 of the Minnesota Statutes nor any successor statutes thereto shall apply to, or govern in any manner, the Corporation or any existing or future control share acquisition of shares of capital stock of the Corporation or limit in any respect the voting or other rights of any existing or future shareholder of the Corporation or entitle the Corporation or its shareholders to any redemption or other rights with respect to outstanding capital stock of the Corporation that the Corporation or its shareholders would not have in the absence of such sections of the Minnesota Statutes or any successor statutes thereto.

Except as otherwise expressly modified by this Amendment, all terms, provisions, covenants and agreements contained in the By-laws shall remain unmodified and in full force and effect.